UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Chou U.S. Mutual Funds

Address of Principal Business Office (No. & Street, City, State Zip Code):  c/o Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine  04101

Telephone Number (including area code): (207) 347-2088

Name and Address of Agent for Service of Process: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808

Copies to: Francine J. Rosenberger, K&L Gates LLP, 1601 K Street, N.W., Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Toronto and Province of Ontario, Canada on the 5th day of March 2010.

CHOU U.S. MUTUAL FUNDS

By:	/s/ Francis Chou
Name: Francis S.M. Chou
Title: Trustee

Attest:	/s/ Jingyun Huang
Name: Jingyun Huang
Title: Administrator